CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

December 1, 2008

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Registration Statement on Form S-1, as amended
        File No. 333-151085
        Filed October 14, 2008

Dear Mr. Brown or Ms. Moncada-Terry:

In response to your letter of November 4, 2008, regarding the above-referenced filing, I herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

General

1.
As required by Industry Guide 7, we have revised the disclosures throughout the registration statement to refer to our company as an “exploration” stage company, rather than a development stage company.

Deposit of Offering Proceeds

2.	Please see the third footnote to the Calculation of Registration Fee table at the bottom of page 1 and the first paragraph of the Prospectus cover page.

Plan of Operation

3.	Please see the revised and expanded Plan of Operation section on page 17.

Background Information About Our Officers and Directors

4.	Please see the expanded background of the officers and directors on page 21.

   5.  Please see the revised disclosures under Item 14 in Part II on page 36.

Undertakings

6.	Please see the revised Undertakings disclosures on page 37.

Signatures

7.	Please see the revised Signatures section on page 38.

Thank you for your kind cooperation and assistance in the review of our registration statement.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO

RR:

Enclosures